Exhibit 99.1

Orchard Therapeutics Launches Proposed Public Offering

BOSTON AND LONDON, June 3, 2019 – Orchard Therapeutics (Nasdaq: ORTX), a leading commercial-stage biopharmaceutical company dedicated to transforming the lives of patients with serious and life-threatening rare diseases through innovative gene therapies, today announced the launch of a proposed public offering of 9,000,000 American Depositary Shares (“ADSs”) representing 9,000,000 ordinary shares.

Each of the ADSs are being offered by Orchard. Orchard expects to grant the underwriters a 30-day option to purchase up to 1,350,000 additional ADSs. Orchard intends to use the net proceeds of the offering to fund ongoing development of its product candidates, ongoing commercialization of Strimvelis® in the European Union and the expansion of Orchard’s marketing and sales infrastructure in key markets, including the United States and Europe. The remainder of the net proceeds will be used for ongoing business development, general and administrative expenses, working capital and other general corporate purposes. The proposed offering is subject to market and other conditions, and there can be no assurance as to whether or when the proposed offering may be completed, or as to the actual size or terms of the proposed offering.

J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, Cowen and Company, LLC and Barclays Capital Inc. are acting as joint book running managers for the offering. Guggenheim Securities, LLC is acting as lead manager, and Wedbush Securities Inc. is acting as co-manager for the offering.

The proposed offering will be made only by means of a prospectus. When available, copies of the preliminary prospectus may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 866-803-9204; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com; Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, telephone: 631-274-2806 and Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (888) 603-5847 or by emailing barclaysprospectus@broadridge.com.

Important Information

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”), but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Orchard

Orchard Therapeutics is a fully integrated commercial-stage biopharmaceutical company dedicated to transforming the lives of patients with serious and life-threatening rare diseases through innovative gene therapies.

Orchard’s portfolio of ex vivo, autologous, hematopoietic stem cell (HSC) based gene therapies includes Strimvelis®, a gammaretroviral vector-based gene therapy and the first such treatment approved by the European Medicines Agency for severe combined immune deficiency due to adenosine deaminase deficiency (ADA-SCID). Additional programs for neurometabolic disorders, primary immune deficiencies and hemoglobinopathies are all based on lentiviral vector-based gene modification of autologous HSCs and include three advanced registrational studies for metachromatic leukodystrophy (MLD), ADA-SCID and Wiskott-Aldrich syndrome (WAS), clinical programs for X-linked chronic granulomatous disease (X-CGD), transfusion-dependent beta-thalassemia (TDT) and mucopolysaccharidosis Type I (MPS-I), as well as an extensive preclinical pipeline. Strimvelis, as well as the programs in MLD, WAS and TDT were acquired by Orchard from GSK in April 2018 and originated from a pioneering collaboration between GSK and the San Raffaele Telethon Institute for Gene Therapy in Milan, Italy initiated in 2010.

Orchard currently has offices in the U.K. and the U.S., including London, San Francisco and Boston.

Forward-Looking Statements

This press release contains certain forward-looking statements which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may be identified by words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “anticipates,” and “future” or similar expressions that are intended to identify forward-looking statements. Forward-looking statements include express or implied statements relating to, among other things, Orchard’s ability to complete the proposed offering and its anticipated use of proceeds. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond Orchard’s control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, without limitation: uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all. Orchard undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. For additional disclosure regarding these and other risks faced by Orchard, see the disclosure contained in Orchard’s public filings with the U.S. Securities and Exchange Commission.

Contacts

Corporate & Investor Contact

Katie Payne

Orchard Therapeutics

+1 202-669-6786

katie.payne@orchard-tx.com

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